Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in Amendment No. 1 to the Registration Statement on Form S-1 of Avaya Holdings Corp. of our report dated December 24, 2008, except for the changes in segment reporting as discussed in Note 17 and the supplemental condensed consolidating financial information of the Predecessor as included in Note 22, as to which the date is December 16, 2009, and the net loss per share as included in Note 16, as to which the date is June 8, 2011, relating to the financial statements of Avaya Inc., which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Florham Park, NJ

July 15, 2011